

December 14, 2011

Via E-mail
Mr. Terry J. McClain
Chief Financial Officer
Valmont Industries, Inc.
One Valmont Plaza
Omaha, Nebraska 68154-5215

> **Re:** **Valmont Industries, Inc.**
> **Form 10-K for the fiscal year ended December 25, 2010**
> **Filed February 23, 2011**
> **File No. 1-31429**

Dear Mr. McClain:

We have reviewed your response letter dated December 6, 2011 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 25, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 23

1. We note your response to our prior comment one. We remind you that one of the purposes of MD&A is to enable investors to see the company through the eyes of management. We assume that management reviews information that allows for a quantified understanding of various factors that impact your results such as volume and pricing. Therefore we continue to believe that you should revise future filings to include more quantified data. To the extent that results are impacted by positive and negative trends, the impact of the offsetting items should be quantified and discussed on a gross basis. Please provide us with additional revised disclosures. Reference Release No 33-8350.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief